                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO RULES 13d-1(b), (c) AND (d) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                              (AMENDMENT NO. 11)*

                             THE LIBERTY CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   530370 10 5
                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

                  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

              [ ]   Rule 13d-1(b)

              [ ]   Rule 13d-1(c)

              [X]   Rule 13d-1(d)



-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 4 Pages

CUSIP NO. 530370 10 5                SCHEDULE 13G             PAGE 2 OF 4 PAGES


(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Frances M. McCreery
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)     [ ]
                                                                     (B)     [X]

         -----------------------------------------------------------------------
(3)      SEC USE ONLY

         -----------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
         -----------------------------------------------------------------------
                    (5)      SOLE VOTING POWER
 NUMBER OF                                                      949,156 Shares
   SHARES           -----------------------------------------------------------
BENEFICIALLY        (6)      SHARED VOTING POWER
  OWNED BY                                                          800 Shares
    EACH            -----------------------------------------------------------
 REPORTING          (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                     949,156 Shares
                    -----------------------------------------------------------
                    (8)      SHARED DISPOSITIVE POWER
                                                                    800 Shares
                    -----------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                949,956 Shares
         -----------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES*                                                            [  ]

         -----------------------------------------------------------------------
(11)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           4.9%
         -----------------------------------------------------------------------

(12)              TYPE OF REPORTING PERSON*                                IN

         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!



                                Page 2 of 4 Pages

                        AMENDMENT NO. 11 TO SCHEDULE 13G


ITEM 1(a).          NAME OF ISSUER:
                            The Liberty Corporation

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                            2000 Wade Hampton Boulevard
                            Greenville, South Carolina  29615

ITEM 2(a).          NAME OF PERSON FILING:
                            Frances M. McCreery

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                            3190 Roundwood Road, Daisy Hill
                            Chagrin Falls, Ohio   44022

ITEM 2(c).          CITIZENSHIP:
                            United States of America

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:
                            Common Stock

ITEM 2(e).          CUSIP NUMBER:
                            530370-10-5

ITEM 3.             Not Applicable

ITEM 4.             OWNERSHIP:

                      (a)     Amount Beneficially Owned:                                          949,956 shares
                      (b)     Percent of Class:                                                           4.9%
                      (c)     Number of shares as to which such person has:
                              (i)    Sole Power to vote or direct the vote                        949,156 shares
                              (ii)   Shared power to vote or direct the vote                          800 shares
                              (iii)  Sole power to dispose or direct the disposition of           949,146 shares
                              (iv)   Shared power to dispose or direct the disposition of             800 shares


         Mrs. McCreery disclaims beneficial ownership of all the shares shown above except the 949,156 shares as to which she has sole voting and dispositive power.


                                Page 3 of 4 Pages

                      ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                      This statement is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6.      OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                           Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
             HOLDING COMPANY:

                           Not applicable.
ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                           Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF THE GROUP:

                           Not applicable.

ITEM 10.     CERTIFICATION:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 3, 2000                                /s/ FRANCES M. MCCREERY
                                                --------------------------------
                                                    Frances M. McCreery

















                               Page 4 of 4 Pages